Exhibit (a)(5)(I)

EFiled: Nov 15 2013 07:00PM EST Transaction ID 54568080 Case No. 9094-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JODY KING, on Behalf of Himself and All	) ) ) ) ) ) ) ) ) ) ) ) ) ) )
Others Similarly Situated,

Plaintiff,

v.		Civil Action No.

SANTARUS, INC., GERALD T. PROEHL,
DAVID F. HALE, MICHAEL E. HERMAN,
DANIEL D. BURGESS, KENT SNYDER,
MICHAEL G. CARTER, TED W. LOVE,
ALESSANDRO E. DELLA CHÁ, SALIX
PHARMACEUTICALS, LTD., SALIX
PHARMACEUTICALS, INC., and WILLOW
ACQUISITION SUB CORPORATION,

Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Jody King (“Plaintiff”), by her undersigned attorneys, for this Verified Class Action Complaint, alleges upon information and belief, except as to the allegations specifically pertaining to Plaintiff, which are based on personal knowledge, as follows:

NATURE OF THE ACTION

1. This is a stockholder class action brought by Plaintiff on behalf of the public stockholders of Santarus, Inc. (“Santarus” or the “Company”) against Santarus, the Company’s Board of Directors (the “Board” or the “Individual Defendants”), Salix Pharmaceuticals, Ltd. (“Parent”), Salix Pharmaceuticals, Inc. (“Intermediary”), and Willow Acquisition Sub Corporation (“Merger Sub,” and together with Parent and Intermediary, “Salix”). This action seeks to enjoin defendants from further breaching their fiduciary duties in their pursuit of a sale of the Company at an unfair price through an unfair process that was tilted in favor of Salix (the “Proposed Acquisition”). Defendants announced on November 7, 2013 that the Board had agreed to sell Santarus to Salix, wherein Salix will acquire all of the outstanding common stock of Santarus for $32 per share in cash, a purported premium of 36% over Santarus’ November 6,

2013 closing price of $23.53 per share (the “Proposed Consideration”). The Proposed Acquisition, valued at approximately $2.6 billion, greatly undervalues Santarus and the significant synergies that the combined companies will experience. The Proposed Acquisition is also marred with preclusive deal protections that effectively prevent the Company from receiving a superior offer.

2. Santarus is a specialty biopharmaceutical company that is focused on acquiring, developing, and commercializing proprietary products that address the needs of patients treated by physician specialists. The Company’s current commercial efforts are focused on five biopharmaceutical products, primarily related to the treatment of gastrointestinal problems, stomach ailments, and type 2 diabetes. Santarus’ product development pipeline is further set to greatly expand the Company’s market with several promising drugs, including a drug to treat acute angioedema attacks that is currently under review by the U.S. Food and Drug Administration (“FDA”); a diarrhea treatment drug which is in Phase III clinical testing; and an investigational monoclonal antibody that recently completed a Phase I clinical program.

3. The Company has recently experienced explosive growth, with significant positive financial results in each of the last four quarters. For example, on the same day the Company announced the Proposed Acquisition, Santarus also announced positive third quarter 2013 financials, which included: (i) $98.8 million in total revenues, an 81% increase from the $54.7 million achieved in the third quarter of 2012; (ii) net income of $30.3 million compared with $9 million for the third quarter of 2012, representing a 236% increase; and (iii) cash equivalents and short-term investments of $168.7 million as of September 30, 2013, an increase of approximately $74 million compared with $94.7 million at December 31, 2012, representing a 78% increase. Further, the Company has exceeded analyst earnings per share (“EPS”), sales, and net income expectations in the last five quarters.

4. The Proposed Consideration, however, significantly undervalues Santarus’ growth potential and future revenue potential. Because Santarus announced its most recent quarter’s results on the same day as the Proposed Acquisition, the Company effectively precluded the market from properly adjusting to the positive financial news. If the market had been given proper time to adjust, the Company’s stock would have likely increased and the actual premium would likely be significantly lower than the touted 36%. Indeed, the Company announced similar positive results in each of the three prior quarters, and following each of those announcements, the stock jumped on average over 10% per announcement.

5. The Proposed Consideration also fails to adequately compensate Santarus stockholders for the significant synergies that Salix will enjoy upon completion of the Proposed Acquisition. Salix develops and markets prescription pharmaceutical products and medical devices for the prevention and treatment of gastrointestinal diseases. Significantly, while both companies are specialty-focused, there is no overlap in marketed products. Further, as noted by Salix’s Chief Executive Officer (“CEO”) when announcing the deal, the Proposed Acquisition will “provid[e] immediate and significant accretion in 2014 and beyond” and will allow the companies to “merge [their] sales forces, combine two complementary product portfolios, expand [their] pipeline[s], diversify revenue, access health care providers in primary care, add a significant number of health care prescribers . . . and to better position Salix for success in the present as well as the future.” As such, as stated by the CEO of Santarus, Salix “is uniquely positioned to expand the commercialization of Santarus’ marketed products and to continue to advance the development of [the Company’s] pipeline products.” Unfortunately, in their haste to sell the Company, the Individual Defendants failed to properly value these substantial synergies.

6. The Individual Defendants are willing to sell now rather than wait for Santarus to reap these long-term benefits or a higher premium in order to cash out their largely illiquid stock holdings in the Company. In total, the directors and officers of Santarus own approximately 12% of the Company’s outstanding shares. By selling to Salix now, the Company’s officers and directors will be able to receive a staggering $277.5 million in cash for their stock that they would not have been able to sell otherwise without significantly driving down the price of Santarus’ stock, and therefore, their own holdings. Of the above noted $277.5 million, the Company’s CEO, Gerald T. Proehl, will receive between $16.8 million and $20 million, depending on whether he is terminated in connection with the merger. The Individual Defendants will collectively receive approximately $1.24 million, or an average of over $177,000 per director. In addition, the Individual Defendants have entered into Tender and Support Agreements (“Tender Agreement”) with Salix, agreeing to tender their shares into the Tender Offer and against any other offer, thus locking up approximately 12% of Santarus’ outstanding shares in favor of the Proposed Acquisition.

7. In order to lock up the Proposed Acquisition on these unfair terms, the defendants adopted numerous preclusive and onerous deal protection devices, which are set forth in the agreement and plan of merger that the Company entered into with Salix on November 7, 2013 (the “Merger Agreement”). These provisions, which collectively preclude any competing offers for the Company, include: (i) a termination fee of $80 million if the Company accepts a competing bid; (ii) a no-solicitation clause; and (ii) a four business-day matching rights period during which Salix can match any superior proposal received by the Company.

8. In short, the Proposed Acquisition is designed to unlawfully divest Santarus’ public stockholders of the Company’s valuable assets for grossly inadequate consideration. To remedy defendants’ breaches of fiduciary duties and other misconduct, Plaintiff seeks injunctive relief preventing consummation of the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain a transaction that provides the best possible terms for stockholders, or rescission of the Merger Agreement to the extent that the Proposed Acquisition has been consummated.

THE PARTIES

9. Plaintiff Jody King is and has been a stockholder of Santarus at all times relevant hereto.

10. Defendant Santarus is a Delaware corporation with its principal executive offices at 3611 Valley Centre Drive, Suite 400, San Diego, California. Santarus is a specialty biopharmaceutical company focused on acquiring, developing, and commercializing proprietary products that address the needs of patients treated by physician specialists. The Company’s current commercial efforts are focused on five products: UCERIS®, ZEGERID®, GLUMETZA®, CYCLOSET®, and FENOGLIDE®. Upon completion of the Proposed Acquisition, Santarus will become an indirect wholly-owned subsidiary of Salix.

11. Defendant Gerald T. Proehl (“Proehl”) has served as a director and CEO of the Company since January 2002 and as President since March 2000. Proehl was also Santarus’ Chief Operating Officer from March 2000 to December 2001 and Vice President of Marketing and Business Development from April 1999 to March 2000. In connection with the Proposed Acquisition, Proehl entered into the Tender Agreement Salix, pursuant to which he and his affiliated entities agreed to tender their shares, representing approximately 4.6% of Santarus’ common stock, in the Proposed Acquisition and to vote against any alternative proposal.

12. Defendant David F. Hale (“Hale”) is Santarus’ director and has been since June 2000 and as Chairman of the Board since February 2004. In connection with the Proposed Acquisition, Hale entered into the Tender Agreement Salix, pursuant to which he and his affiliated entities agreed to tender their shares, representing approximately 1% of Santarus’ common stock, in the Proposed Acquisition and to vote against any alternative proposal.

13. Defendant Michael E. Herman (“Herman”) is a Santarus director and has been since September 2003.

14. Defendant Daniel D. Burgess (“Burgess”) is a Santarus director and has been since July 2004.

15. Defendant Kent Snyder (“Snyder”) is a Santarus director and has been since September 2004.

16. Defendant Michael G. Carter (“Carter”) is a Santarus director and has been since February 2005.

17. Defendant Ted W. Love (“Love”) is a Santarus director and has been since March 2005.

18. Defendant Alessandro E. Della Chá (“Della Chá”) is a Santarus director and has been since April 2012.

19. Defendant Parent is a Delaware corporation with its principal executive offices located at 8510 Colonnade Center Drive, Raleigh, North Carolina. Parent is a specialty pharmaceutical company dedicated to acquiring, developing, and commercializing prescription drugs and medical devices used in the treatment of a variety of gastrointestinal disorders, which are those affecting the digestive tract. Upon completion of the Proposed Acquisition, Parent, through its affiliates, will become the ultimate parent of Santarus.

20. Defendant Intermediary is a California corporation and is a wholly-owned subsidiary of Salix. Intermediary will provide funds from Parent to Merger Sub in order to complete the Proposed Acquisition.

21. Defendant Merger Sub is a Delaware corporation and is a wholly-owned indirect subsidiary of Parent. Upon completion of the Proposed Acquisition, Merger Sub will merge with and into Santarus and will cease its separate corporate existence.

SUBSTANTIVE ALLEGATIONS

The Proposed Acquisition

22. On November 7, 2013, Santarus and Salix issued a joint press release announcing that the Individual Defendants had agreed to sell Santarus to Salix. Under the terms of the agreement, holders of Santarus common stock will receive $32 for each share of Santarus common stock they own. The all-cash transaction values Santarus at approximately $2.6 billion. The November 7, 2013 press release stated in relevant part:

RALEIGH, NC and SAN DIEGO, CA, November 7, 2013 – Salix Pharmaceuticals, Ltd. (NASDAQ:SLXP) and Santarus, Inc. (NASDAQ:SNTS) today announced that the companies have entered into a definitive merger agreement under which Salix will acquire all of the outstanding common stock of Santarus for $32.00 per share in cash (without interest). The all-cash transaction values Santarus at approximately $2.6 billion. The $32.00 per share price represents an approximately 36% premium over Santarus’ November 6, 2013 closing price of $23.53 per share and an approximately 39% premium over Santarus’ average closing stock price for the prior 30-trading day period. The proposed transaction has been unanimously approved by the Boards of Directors of Salix and Santarus. The companies expect to close the transaction in the first quarter of 2014.

Salix President and Chief Executive Officer, Carolyn Logan, stated, “We are extremely pleased with the Santarus acquisition, which is transformative for Salix both commercially and financially, fulfilling many of our strategic needs while providing immediate and significant accretion in 2014 and beyond. We are very pleased to be able to merge our sales forces, combine two complementary product portfolios, expand our pipeline, diversify revenue, access health care providers in primary care, add a significant number of health care prescribers to our called-on universe and to better position Salix for success in the present as well as the future. Additionally we look forward to all of our stakeholders – patients, healthcare providers, employees and stockholders – benefitting from the increased scale created by a larger, even stronger Salix.”

Gerald T. Proehl, President and Chief Executive Officer, Santarus, stated, “Our employees have worked very hard to build Santarus into a premier speciality biopharmaceutical company. I would like to thank all of our employees for their contributions to making Santarus the successful company it is today.” Mr. Proehl added, “We believe the timing is right for this strategic combination with Salix, a highly respected company that is uniquely positioned to expand the commercialization of Santarus’ marketed products and to continue to advance the development of our pipeline products. We welcome the opportunity Salix will provide to build on Santarus’ success.”

Transaction Rationale

Salix expects that the transaction will have the following potential impact:

•	Solidifies Lead Position in the Gastrointestinal (GI) Market

•	The combined company is expected to have a leading position with a strong portfolio of 22 marketed products, including: XIFAXAN, UCERIS, GLUMETZA, APRISO, ZEGERID, MOVIPREP, RELISTOR, SOLESTA, FULYZAQ, CYCLOSET, and FENOGLIDE

•	While both companies are specialty focused, there is no overlap in marketed products

•	Additional pipeline development opportunities

•	Revenue Diversification

•	UCERIS, GLUMETZA, and ZEGERID have the potential to meaningfully diversify Salix’s product offering and revenue base

•	Potential growth from recently-launched UCERIS is expected to provide increased revenue diversification

•	No product is expected to account for more than 50% of the combined company’s revenue, based on pro forma estimates

•	Attractive Financial Profile of Combined Company

•	Annualized combined company financial results based on the quarter ended September 30, 2013 were revenue of $1,348 million and adjusted EBITDA of $537 million

•	Significant accretion in 2014. Revenue synergies from the increased number of sales representatives in GI and the expanded presence in primary care, which are not included in the guidance, provide the opportunity for further accretion

•	Strong growth and the realization of additional synergies are expected to result in greater EPS accretion in 2015

•	Expecting 2014 GAAP EPS of approximately $3.85 per share, fully diluted, assuming no upside from revenue synergies, product launches or indication approvals

•	Expecting 2014 non-GAAP EPS of approximately $5.00 per share, fully diluted, assuming no upside from revenue synergies, product launches or indication approvals

•	Strong cash flow generation should allow delivering to Debt/EBITDA target of approximately 3x over the next 3 years

•	Significant Revenue Synergy Opportunities

•	Increases Salix’s presence in the gastroenterology market which should benefit UCERIS as well as Salix’s products

•	Leverages Santarus’ experienced sales force immediately to gain revenue synergies from Salix’s existing products while continuing to grow Santarus’ products

•	Achieves Salix’s goal to expand its GI products into primary care to capture significant product sales currently not accessed by the Salix sales effort

•	Creation of a third force in gastroenterology and hepatology which will allow key GI products to have increased promotional exposure

*     *     *

Under the terms of the definitive merger agreement, Salix intends to commence a cash tender offer to acquire all of the outstanding common stock of Santarus for $32.00 per share. Following successful completion of the tender offer, Salix will acquire all remaining shares of Santarus common stock not tendered in the offer through a second step merger at the same price per share paid in the tender offer. The consummation of the tender offer is subject to various conditions, including a minimum tender of at least a majority of the outstanding shares of Santarus common stock on a fully diluted basis, the expiration or termination of the waiting period under the Hart Scott Rodino Antitrust Improvements Act and other customary closing conditions. The tender offer is not subject to a financing condition. Certain directors and officers of Santarus, who, as of November 6, 2013, beneficially owned or had options to acquire a number of shares of Santarus’ common stock equal to approximately 12 percent of Santarus’ total outstanding shares of common stock, have entered into a tender and support agreement pursuant to which such persons have agreed to tender their shares into the tender offer and, if applicable, vote their shares against certain matters, including third party proposals to acquire Santarus. The Board of directors of Santarus unanimously recommends that Santarus stockholders tender their shares in the tender offer.

23. Also on November 7, 2013, the Company filed a Current Report Form 8-K with the U.S. Securities and Exchange Commission (“SEC”) wherein it disclosed the Merger Agreement. The Merger Agreement contains a number of draconian deal protection devices designed to preclude any competing bids for Santarus from emerging in the period following the announcement of the Proposed Acquisition, which effectively locked-up the deal in favor of Salix. As the Individual Defendants were duty bound to maximize stockholder value in connection with the Proposed Acquisition, the inclusion of these provisions, as detailed below, constitutes a further breach of their fiduciary duties.

24. Under the Merger Agreement, Santarus is subject to a no-solicitation clause that prohibits the Company from seeking a superior offer for its stockholders. Specifically, Section 7.8(a) of the Merger Agreement states, in pertinent part:

SECTION 7.8. No Solicitation.

(a) At all times during the Pre-Closing Period, the Company shall not (and shall cause the Company Subsidiary not to), nor shall it authorize and it shall cause their respective Representatives not to, directly or indirectly, (i) solicit, initiate, propose or take any action to knowingly encourage (including by way of furnishing information) any inquiries or the submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal or otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal; (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information or data relating to, afford access to the business, properties, assets, books or records of the Company or the Company Subsidiary in connection with, or otherwise cooperate with any Person with respect to, any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (iii) grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill or similar agreement (or any confidentiality, standstill or similar provision of any other Contract) or take any action to exempt any Person (other than Parent or its Subsidiaries) or any action taken by any Person (other than Parent or its Subsidiaries) from the Rights Agreement or any Takeover Provision or (iv) resolve, propose or agree to do any of the foregoing; provided that if in response to an unsolicited, bona fide written Acquisition Proposal made after the date hereof in circumstances not involving a breach of this Section 7.8, the Company Board determines in good faith (based on information then available to it and after consultation with outside counsel and receiving the advice of its financial advisor of nationally recognized reputation) that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal and with respect to which the Company Board determines in good faith, based on information then available to it and after consulting with and receiving the advice of outside counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board to the Stockholders under applicable Law, then the Company may at any time prior to the Offer Closing (but in no event after such time), furnish information with respect to the Company and the Company Subsidiary to, or enter into discussions with, the Person making such Acquisition Proposal and its Representatives; provided that (1) at least 12 hours prior to furnishing any such information to, or entering into discussions with, such Person, Parent receives written notice from the Company of the identity of such Person and of the Company’s intention to furnish information to, or enter into discussions with, such Person, and the Company receives from such Person an executed confidentiality agreement in a customary form that is no less favorable to the Company than the Confidentiality Agreement and (2) the Company concurrently furnishes all such information provided to such Person to Parent (to the extent such information has not been previously furnished or made available by the Company to Parent or Parent’s Representatives).

25. Though the Merger Agreement ostensibly has a “fiduciary out” provision that allows the Company to negotiate with other bidders, this provision would require a potential acquiror to first make an unsolicited offer. Without access to non-public information, which the Company is prevented from offering under the Merger Agreement prior to the receipt of an offer that the Company reasonably expects to lead to a superior deal, no other bidders will emerge to make a superior proposal.

26. Furthermore, under Section 7.8(d) of the Merger Agreement, should it receive an unsolicited bid, the Company must notify Salix of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, Salix is granted four business days to amend the terms of the Merger Agreement to make a counter offer that only needs to be as favorable to the Company’s stockholders as the unsolicited offer. Salix will be able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage the Company has in receiving the unsolicited offer.

27. Also, pursuant to Section 9.3 of the Merger Agreement, Santarus must pay Salix a $80 million termination fee if it accepts a superior proposal.

28. Further, the November 7, 2013 Form 8-K also disclosed the Tender Agreement entered into between the Company’s officers and directors. The Tender Agreement ensures that the Company’s officers and directors, representing 12% of the Company’s outstanding stock, will vote in favor of the Proposed Acquisition and against any competing proposal for the Company. Therefore, any potential third party will necessarily already have the stockholder vote stacked against it.

29. These onerous and preclusive deal protection devices, which will operate to unreasonably deter and discourage superior offers from other interested parties, were agreed to by the Individual Defendants to help secure the personal benefits and unfair profits afforded to them. By negotiating for such personal benefits in connection with the consummation of the Proposed Acquisition, the Individual Defendants placed their own personal interests before those of the Company’s stockholders thus resulting in the Proposed Acquisition being presented to Santarus stockholders at an untenable and inadequate offer price.

The Proposed Acquisition Undervalues Santarus

30. The Individual Defendants’ fiduciary duties require them to maximize stockholder value when entering into a change-in-control transaction such as the Proposed Acquisition. Here, however, the Individual Defendants’ eagerness to enter into an acquisition with Salix due to their conflicted status resulted in a sales process that was not designed to obtain the maximum price for Santarus stockholders. As a result, the Company’s public stockholders have been, and will continue to be, denied the fair process and arm’s-length negotiated terms to which they are entitled to in a sale of their Company. Indeed, the Proposed Consideration does not reflect the true inherent value of the Company as known to the Individual Defendants and Salix.

The Company’s Continuing Growth Is Not Reflected In the Purported Premium

31. Santarus has several well received products, and many more in the pipeline. As the Company continues to penetrate the market, the Company has exceeded analysts’ EPS, sales, and net income expectations in the last five quarters. In the last quarter alone, as announced by Santarus on November 7, 2013, the Company experienced significant growth, including: (i) $98.8 million in total revenues, an 81% increase from the $54.7 million achieved in the third quarter of 2012; (ii) net income of $30.3 million compared with $9 million for the third quarter of 2012, representing a 236% increase; and (iii) cash, cash equivalents, and short-term investments of $168.7 million as of September 30, 2013, an increase of approximately $74 million compared with $94.7 million at December 31, 2012, representing a 78% increase. Unfortunately, because the Proposed Acquisition was announced on the same day that the

Company’s third quarter 2013 results were announced, the effect of these outstanding results was not reflected in the Company’s stock price. The above-mentioned growth, however, is not an anomaly. Indeed, the Company experienced similar financial performance in each of the three previous quarters, and each time, the Company’s stock price rose substantially.

32. On March 4, 2013, the Company announced quarterly financial growth for the fourth quarter of 2012, including: (i) total revenues of $70.2 million, a 65% increase compared with $42.6 million for the fourth quarter of 2011; (ii) net income of $5.5 million, or $0.08 diluted EPS, a significant increase compared with $1.9 million, or $0.03 diluted EPS for the fourth quarter of 2011; (iii) adjusted earnings EBITDA improved to $9.6 million in the fourth quarter of 2012 compared with $4.5 million for the fourth quarter of 2011; and (iv) cash, cash equivalents, and short-term investments of $94.7 million as of December 31, 2012, an increase of $36.1 million compared with $58.6 million at December 31, 2011. On this news, the Company’s stock jumped 11.16%.

33. On May 6, 2013, the Company announced continued quarterly financial growth for the first quarter of 2013, including: (i) total revenues of $79.4 million, up 73% compared with total revenues of $45.9 million in the first quarter of 2012; (ii) net income increased to $18.7 million and diluted EPS were $0.25 compared with net income of $0.6 million and diluted EPS of $0.01 for the first quarter of 2012; (iii) non-GAAP adjusted earnings of $23.9 million and diluted non-GAAP adjusted EPS of $0.32 in the first quarter of 2013 compared with non-GAAP adjusted earnings of $7.8 million and diluted non-GAAP adjusted EPS of $0.12 for the first quarter of 2012; and (iv) cash, cash equivalents, and short-term investments of $97.6 million as of March 31, 2013, compared with $94.7 million at December 31, 2012. On this news, the Company’s stock increased 10.63%.

34. On August 6, 2013, the Company again announced impressive growth for the second quarter of 2013, including: (i) total revenues of $89.4 million, up 89% compared with total revenues of $47.2 million in the second quarter of 2012; (ii) non-GAAP adjusted earnings of $24.3 million and diluted non-GAAP adjusted EPS of $0.31 in the second quarter of 2013 compared with non-GAAP adjusted earnings of $7.1 million and diluted non-GAAP adjusted EPS of $0.10 for the second quarter of 2012; (iii) net income of $73.5 million, or $0.94 diluted EPS, compared to net income was $3.4 million, or $0.05 diluted EPS for the second quarter of 2012; and (iv) cash, cash equivalents, and short-term investments of $142.7 million as of June 30, 2013, an increase of $48 million compared with $94.7 million at December 31, 2012. On this news, the Company’s stock rose 9.61%.

35. As detailed above, the Company’s substantial growth trends continued in its most recent quarter, with an 81% increase in total revenues, a 236% increase in net income, and a 78% increase in cash, cash equivalents, and short-term investments. Thus, although it is unknown exactly how the market would have responded to the Company’s most recent positive financial results, given the similar results from the previous three quarters, it appears certain that the Company’s stock price would have again dramatically risen. As such, the purported 36% premium is illusory. In any event, the purported premium significantly undervalues the Company’s steady and continuing growth. Further, as has been noted by analysts at Piper Jaffray & Co. in various reports published throughout 2013, Santarus is expected to continue generating cash for the next several years due to strong traction in its products and an advancing pipeline, and the Company is expected to achieve sustained long-term EPS growth and growing cash position points.

The Substantial Synergies Are Not Reflected in the Purported Premium

36. The Proposed Consideration fails to adequately compensate Santarus stockholders for the significant synergies that Salix will enjoy upon completion of the Proposed Acquisition. In the press release announcing the Proposed Acquisition, Salix’s CEO stated that the Proposed Acquisition will “provid[e] immediate and significant accretion in 2014 and beyond” and will allow the companies to “merge [their] sales forces, combine two complementary product portfolios, expand [their] pipeline[s], diversify revenue, access health care providers in primary care, add a significant number of health care prescribers . . . and to better position Salix for success in the present as well as the future.” Salix’s CEO further noted that the acquisition “is transformative for Salix both commercially and financially, fulfilling many of our strategic needs while providing immediate and significant accretion in 2014 and beyond.”

37. In the same press release, the exceptional synergies were repeatedly touted by both companies, noting, among other things, that the transaction will: (i) solidify the combined company’s lead position in the gastrointestinal market; (ii) provide “[s]trong growth and the realization of additional synergies [that] are expected to result in greater EPS accretion in 2015”; (iii) “[l]everage[] Santarus’ experienced specialty sales force immediately to gain revenue synergies from Salix’s existing products, while continuing to grow Santarus’ products”; (iv) “[a]chieve[] Salix’s goal to expand its [gastrointestinal] products into primary care to capture significant product sales currently not accessed by the Salix sales effort”; and (v) “[c]reat[e] … a third sales force in gastroenterology and hepatology which will allow key [gastrointestinal] products to have increased promotional exposure.”

38. As stated above, the consideration offered in the Proposed Acquisition does not reflect the true inherent value of the Company that was known only to defendants at the time the Proposed Acquisition was announced. Given the above-mentioned factors, the $32 per share Proposed Consideration grossly undervalues Santarus and will unfairly divest the Company’s stockholders of their interest in the Company.

The Defendants’ Interests in the Proposed Acquisition

39. Defendant the Individual Defendants disloyally placed their own interests first, and tailored the terms and conditions of the Proposed Acquisition to meet their own personal needs and objectives. In total, the directors and officers of Santarus own approximately 12% of the Company’s outstanding shares. By selling to Salix now, the Company’s officers and directors will be able to receive a staggering $277.5 million in cash for their stock that they would not have been able to sell otherwise without significantly driving down the price of Santarus’ stock, and therefore, their own holdings. Of the above noted $277.5 million, the Company’s CEO, Individual Defendant Proehl, will receive between $16.8 million and $20 million, depending on whether he is terminated in connection with the merger. The Individual Defendants will receive approximately $1.24 million, or an average of over $177,000 per director. Even a deal with an inadequate premium is better than the discount that they would be forced to sell their stock at if they tried to do it through the open market.

40. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require: withdraw their consent to the merger of Santarus with Salix and allow the shares to trade freely without impediments, including the no-solicitation provision, matching rights clause, and termination fee; act independently so that the interests of Santarus public stockholders will be protected; adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary duty to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Santarus public stockholders; and solicit competing bids to Salix’s offer to ensure that the Company’s shareholders are receiving the maximum value for their shares.

CLASS ACTION ALLEGATIONS

41. Plaintiff brings this action as a class action pursuant to Court of Chancery Rule 23 on behalf of himself and all other public stockholders of Santarus that have been or will be harmed by defendants’ conduct described herein (the “Class”). Excluded from the Class are defendants and any individual or entity affiliated with any defendant.

42. This action is properly maintainable as a class action.

43.The Class is so numerous that joinder of all members is impracticable. According to the Company’s SEC filings, there were approximately 67.1 million shares of Santarus common stock outstanding as of November 6, 2013.

44. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual Class member. The common questions include the following:

(a) Whether the Individual Defendants have breached their fiduciary duties of loyalty, good faith, and/or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) Whether the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonably available under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(c) Whether the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers designed to discourage other potentially interested parties from making an offer to acquire the Company or its assets;

(d) Whether Santarus and Salix aided and abetted any of the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(e) Whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Acquisition consummated.

45. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

46. Plaintiff has retained competent counsel experienced in litigation of this nature and will fairly and adequately represent and protect the interests of the Class.

47. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for the party opposing the Class.

48. Defendants have acted, or failed to act, on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

COUNT I

(Claim for Breach of Fiduciary Duties Against the Individual Defendants)

49. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

50. The Individual Defendants have violated the fiduciary duties of care, loyalty, and good faith owed to the public stockholders of Santarus and have acted to put their personal interests ahead of the interests of Santarus stockholders.

51. By the acts, transactions, and course of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff 19 and the other members of the Class of the true value of Santarus.

52. The Individual Defendants have violated their fiduciary duties by entering Santarus into the Proposed Acquisition without regard to the effect of the Proposed Acquisition on Santarus’ stockholders.

53. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required and breached their duty of loyalty owed to the stockholders of Santarus because, among other reasons:

(a) They failed to take steps to maximize the value of Santarus to its public stockholders;

(b) They failed to properly value Santarus and its various assets and operations; and

(c) They ignored or did not protect against the numerous conflicts of interests resulting from the Individual Defendants’ own financial stakes in the Proposed Acquisition.

54. Because the Individual Defendants control the business and corporate affairs of Santarus, and have access to private corporate information concerning Santarus’ assets, business, and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Santarus that makes it inherently unfair for them to pursue and recommend the Proposed Acquisition wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

55. By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary duties toward Plaintiff and the other members of the Class.

56. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward Plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the Class.

57. As a result of the Individual Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Santarus’ assets and operations. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

58. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that defendants’ actions threaten to inflict.

COUNT II

(Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Santarus and Salix)

59. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

60. Plaintiff repeats all previous allegations as if set forth in full herein.

61. Defendants Santarus and Salix knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Santarus provided, and Salix obtained, sensitive non-public information concerning Santarus and thus had unfair advantages that are enabling it to acquire the Company at an unfair and inadequate price.

62. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Santarus shares.

63. As a result, Plaintiff and the Class members are being irreparably harmed.

64. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief, in his favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Rescinding, to the extent already implemented, the Merger Agreement;

C. Enjoining defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process reasonably designed to enter into a merger agreement providing the best possible value for stockholders;

D. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

E. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: November 15, 2013		RIGRODSKY & LONG, P.A.

	By:	/s/ Seth D. Rigrodsky
Seth Rigrodsky (#3147)
Brian Long (#4347)
Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

OF COUNSEL:		Attorneys for Plaintiff

ROBBINS ARROYO LLP
Brian J. Robbins
Stephen J. Oddo
Edward B. Gerard
Justin D. Rieger
600 B Street, Suite 1900
San Diego, CA 92101
(619) 525-3990

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